1 of 28


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of June, 2004
                               ----------------


                              ATI TECHNOLOGIES INC.
                      -------------------------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
                      -------------------------------------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------


                               Page 1 of 28 Pages
                           Index is located on Page 2

                                                                         2 of 28



                                      INDEX



Document                                                    Page Number
--------                                                    -----------

Press Release dated June 24, 2004                               3

Signature Page                                                  28


                                                                       3 of 28



[ATI Technologies Inc. LOGO]


For more information, please contact:
Chris Evenden, Director, Public Relations
905-882-2600 xtn 8107 or cevenden@ati.com
                         ----------------


           ATI reports record revenues of US$491.5 million in Q3
             Net income triples from year earlier

MARKHAM, ON - June 24, 2004 - ATI Technologies Inc. (TSX: ATY, NASDAQ: ATYT) today announced record quarterly revenues as a result of major sales increases in key market segments.

ATI reported revenues(1) of $491.5 million for the third quarter of fiscal 2004 (ended May 31, 2004), a 38.2% increase over the third quarter a year earlier. Gross margin was up 2.7 percentage points to 35.3% over the same period. Net income(2) per share was $0.19 for the quarter compared to $0.06 per share last year. ATI's cash position increased $39.6 million during the quarter to $508.0 million as of May 31, 2004.

"These results confirm that ATI clearly has the graphic technologies of choice," said K.Y. Ho, Chairman of ATI. "Over the past year, ATI made significant sales gains in the add-in-board channel, as well as notebook, handheld chip and digital television (DTV) sectors, led by a very competitive portfolio of products."

"Delivering on PCI Express, a key industry inflection point, provided us with nearly a clean sweep of tier-one OEM design wins," said David Orton, Chief Executive Officer of ATI. "Our corporate strategy put us in the right place at the right time, just as it did with graphics on cell phones, the transition to digital television and the move to high-end graphics on notebooks. We've anticipated the visual age of computing, and now we're delivering on that."



---------------------------

1 All dollar amounts are in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted. ATI Technologies Inc. reports under Canadian generally accepted accounting principles (GAAP).


2 Net income is reported according to Canadian GAAP. ATI is not reporting adjusted or proforma net income.

                                                                       4 of 28

Outlook

We believe we are well-positioned for the fourth quarter of fiscal 2004 and the first half of fiscal 2005 based on the expected market share momentum in the desktop discrete business, the continued strength of the PC market and growth of our consumer business.


As a result of these factors, ATI currently expects revenues for the fourth quarter to be in the range of $510 - $550 million. Based on the ramp of new products in the fourth quarter, gross margin, as a percentage of revenues, is expected to return to the upper half of our target range of 32 - 35%. Operating expenses, excluding amortization of intangible assets and other charges, are expected to increase approximately 5% relative to the third quarter.

Management's Discussion and Analysis of Interim Financial Results

In this Management's Discussion and Analysis (MD&A), ATI, we, us and our, mean ATI Technologies Inc. and its subsidiaries.

About forward-looking statements:

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests" and similar expressions.

This MD&A and other sections of this news release contain forward-looking statements about ATI's objectives, strategies, financial condition and results. These "forward-looking" statements are based on current expectations and entail various risks and uncertainties. Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize. We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason. Additional information concerning risks and uncertainties affecting our business and other factors that could cause our financial results to fluctuate is continued in our filings with Canadian and U.S. securities regulatory authorities, including our 2003 Annual Information Form and Annual Report.

Any reference to "quarter-over-quarter" in this MD&A refers to a comparison of this year's third quarter results versus the third quarter of the prior year unless otherwise noted. References to "year-to-date" refer to the nine months ended May 31, 2004 and "year-to-date basis" and similar terms refer to a comparison of the nine month period ended May 31, 2004 to the nine month period ended May 31, 2003.

                                                                       5 of 28


Financial Results Analysis

Revenues
--------

Third quarter revenues of $491.5 million grew by 38.2% from $355.7 million in the same period a year ago. Revenues for the first nine months of fiscal 2004 were $1.42 billion, 41.8% more than the $1.00 billion achieved in the first three quarters of fiscal 2003. Revenues from our consumer products - handheld and DTV - approached 10% of total revenues in the quarter, with PC product revenues comprising most of the balance.

The gains for both the third quarter and year-to-date were largely driven by sales increases in desktop chips in the add-in-board (AIB) channel, as well as in mobile, handheld chip, and digital television (DTV) sectors.

AIB growth was a result of our very competitive portfolio of products and greater market penetration through our growing number of relationships with AIB partners. Third quarter discrete mobile revenues were up more than 50% quarter-over-quarter and up almost 50% year-to-date. Integrated mobile revenues grew more than 20% on a year-to-date basis, based on both notebook market growth and increasing penetration of integrated graphics processors (IGPs) in the notebook market. Revenues from handheld chips were up substantially quarter-over-quarter and year-to-date driven by growth in our cell phone business. This growth was the result of design wins in high volume color and camera phones. Our DTV chip revenues, driven by a significant number of design wins with leading television and set-top box manufacturers, were up approximately four times both quarter-over-quarter and on a year-to-date basis.

The royalty revenue we received from Nintendo for our graphics technology used in their GAMECUBE products also increased in the third quarter of 2004 compared with the same period a year ago.


Gross Margin
------------

Our gross margin of 35.3% this quarter slightly exceeded the high-end of our current target range of 32 - 35%. Gross margin for the quarter was up 2.7 percentage points from 32.6% in the same period a year ago. Year-to-date, gross margin was 35.4%, an improvement of 5.8 percentage points from the first three quarters of 2003.

                                                                       6 of 28



Our product gross margin was 35.3% in the third quarter, up 3.2 percentage points quarter-over-quarter. Year-to-date, product gross margin was 35.2%, an improvement of 7.1 percentage points from the first three quarters of 2003.

The improvements for both the third quarter and year-to-date resulted from increased margins in desktop discrete chips, as well as the contribution of our consumer business.

Our reported gross margin is comprised of product gross margin, plus royalty income associated with our Nintendo business, and "non-recurring engineering"
(NRE) revenues and cost associated with our development contracts. Both our royalty income from Nintendo, as well as NRE, are reported under "Other", in our segmented reporting. Please see Note 11 to our unaudited consolidated interim financial statements for further information on our segmented reporting.


Operating Expenses
------------------

The foreign exchange impact of a stronger Canadian dollar relative to the U.S. dollar - which particularly affects costs associated with our headquarters located in Markham, Canada - accounted for almost 20% of the total operating expense increase quarter-over-quarter and just over 20% of the increase in expense year-to-date.

Selling and marketing expenses increased by 27.3% quarter-over-quarter to $32.7 million, and by 33.1% on a year-to-date basis to $92.3 million. Other than the foreign exchange impact, the additional costs related to increased staff for sales and technical sales support, an increased investment in advertising designed to improve ATI's brand awareness, as well as increased marketing activities to support product launches and participation in industry trade shows.

Administrative expenses were up 24.0% quarter-over-quarter to $12.8 million, and by 28.6% on a year-to-date basis to $37.1 million as a result of increased staffing to support our infrastructure growth and increased incentive based compensation.

                                                                       7 of 28



Research and development expenses increased 24.5% quarter-over-quarter to $66.9 million, and by 27.1% year-to-date to $192.8 million. Other than the foreign exchange impact, this increase was largely a result of increased prototyping costs and other engineering related expenses associated with the introduction of our new portfolio of PCI Express products. These efforts have led to a number of design wins which we believe will result in market share gains in our desktop discrete business. Increased staffing to support these and other growth programs also added to R&D costs.


Other Charges
-------------

We recorded a recovery of other charges totaling $0.5 million both in the third quarter and year-to-date. Other charges of $2.3 million for the third quarter last year, and $18.3 million for the first nine months of 2003 related to the settlement of a U.S. class action law suit, costs incurred in connection with a regulatory matter, restructuring charges related to the closure of our European manufacturing operations, and lease termination charges. Please see Note 8 to our unaudited consolidated interim financial statements for further information.


Total Operating Expenses
------------------------

Our total operating expenses reflect the operating expenses detailed earlier, as well as amortization of intangible assets and other charges. For further information on the treatment of the amortization of intangible assets, please see Note 4 to our unaudited consolidated interim financial statements.


Interest and Other Income (Expenses)
------------------------------------

Our interest and other income was $1.3 million in the third quarter of 2004 and $1.4 million year-to-date, compared with charges of $1.4 million and $0.2 million respectively, for the comparable periods in fiscal 2003. Interest and other income in 2004 was derived principally from interest on our cash balance.


Loss on investments
-------------------

We recorded a $1.3 million loss on investments in the third quarter to reflect an other than temporary decline in the value of an investment.

                                                                       8 of 28



Net Income
----------

Net income increased by more than three times to $48.6 million in the third quarter of 2004 from $15.0 million in same quarter last year. For the first three quarters of 2004, net income was $143.6 million, more than 11 times the $12.9 million recorded in the first nine months of fiscal 2003.

The higher margins we have achieved in the third quarter and first nine months of 2004, and the substantially increased sales, in both periods, account for most of the increase in net income.


Liquidity and Financial Resources

Third quarter inventory levels increased by 10.5% over the second quarter of 2004 to $252.8 million. Inventory is up 43.2% since the end of the last fiscal year, August 31, 2003. Most of the increase, over both periods, is a direct result of our substantially increased sales, as well as the product ramp for new desktop products.

Accounts receivable increased by 33.9% during the third quarter to $296.6 million. Accounts receivable are up 26.5% from the year ended August 31, 2003. The increase was largely due to the timing of sales during the quarter.

Accounts payable increased by 32.7% to $269.7 million over the second quarter of 2004. Accounts payable are up 41.1% from the year ended August 31, 2003. Most of the increase is a direct result of timing of inventory purchases of new product.

Deferred revenue for the third quarter was $29.3 million, down $7.9 million from the second quarter and down $8.3 million from the end of fiscal 2003. Deferred revenue primarily relates to payments associated with development contracts where revenue is recognized on a percentage of completion basis, but payments are made according to contract terms.

As of May 31, 2004 we had working capital of $613.7 million compared to $430.3 million at August 31, 2003. Cash flows from operations were $36.6 million in the third quarter. Our cash position was $508.0 million at the end of the third quarter, up from $350.7 million at the end of fiscal 2003. Our cash position increased mainly as a result of increased earnings in the first three quarters of the fiscal year.

                                                                       9 of 28



We believe that cash flows from operating activities, together with our cash position and borrowing capacity under our credit facilities, are sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements for the next 12 months.

Conference Call Information

ATI Technologies Inc. will host a conference call today to discuss its financial results for the third quarter of its 2004 fiscal year ended May 31, 2004. To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at http://www.ati.com/companyinfo/ir/quarterlyresults.html under the Financial Information section, 2004 Conference Calls - Q3 2004. Replays of the conference call will be available through July 1, 2004 by calling 416-695-5800. The passcode is 3060501. A web cast replay will be available at the web site noted above.

About ATI Technologies

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues in excess of US $1.3 billion, ATI has more than 2,500 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange
(ATY).

Copyright 2004 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.


For media or industry analyst support, visit our Web site at http://www.ati.com
                                                             ------------------

Other ATI Contacts:

Trevor Campbell, Director, Porter Novelli Canada, at (416) 422-7202 or trevor.campbell@porternovelli.com
---------------------------------

For investor relations support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc., at
(905) 882-2631 or janet@ati.com
                  -------------

                                     - 30 -

                         - FINANCIAL STATEMENTS ATTACHED

                                                                       10 of 28



ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)



------------------------------------------------------------------------------------------------------------------------------
                                                      Three months ended                             Nine months ended
                                                 May 31                 May 31                 May 31                 May 31
                                                  2004                   2003                   2004                   2003
------------------------------------------------------------------------------------------------------------------------------

                                                                    (Restated)                                    (Restated)

Revenues                                   $ 491,457   100.0%    $ 355,691  100.0%  $ 1,424,499  100.0%  $ 1,004,619  100.0%
Cost of goods sold                           317,776    64.7%      239,590   67.4%      920,805   64.6%      706,810   70.4%
-----------------------------------------------------------------------------------------------------------------------------
Gross margin                                 173,681    35.3%      116,101   32.6%      503,694   35.4%      297,809   29.6%
Expenses
     Selling and marketing                    32,709     6.7%       25,696    7.2%       92,259    6.5%       69,297    6.9%
     Research and development                 66,895    13.6%       53,713   15.1%      192,836   13.6%      151,691   15.1%
     Administrative                           12,801     2.6%       10,326    2.9%       37,122    2.6%       28,856    2.9%
     Amortization of intangible assets         1,546     0.3%        3,169    0.9%        4,629    0.3%        9,496    0.9%
    Other charges (recoveries) (Note 8)        (454)   (0.1%)        2,288    0.6%        (459)     -         18,284    1.8%
-----------------------------------------------------------------------------------------------------------------------------
                                             113,497    23.1%       95,192   26.7%      326,387   23.0%      277,624   27.6%
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                        60,184    12.2%       20,909    5.9%      177,307   12.4%       20,185    2.0%

Interest and other income (expenses)           1,340     0.3%      (1,350)  (0.4%)        1,442    0.1%        (208)     -
Gain (loss) on investments                   (1,307)   (0.3%)           -      -        (1,307)  (0.1%)           32     -
Interest expense                               (513)   (0.1%)        (488)  (0.1%)      (1,559)  (0.1%)      (1,383)  (0.1%)
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                    59,704    12.1%       19,071    5.4%      175,883   12.3%       18,626    1.9%
Income taxes                                  11,085     2.2%        4,063    1.2%       32,240    2.2%        5,691    0.6%
-----------------------------------------------------------------------------------------------------------------------------
Net income                                  $ 48,619     9.9%      $15,008    4.2%    $ 143,643   10.1%     $ 12,935    1.3%

Retained earnings, beginning of period       199,050                66,724              104,026               68,797
-----------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period           $ 247,669              $ 81,732            $ 247,669             $ 81,732
-----------------------------------------------------------------------------------------------------------------------------
Net income per share (Note 9)
    Basic                                     $ 0.20                $ 0.06               $ 0.59               $ 0.05
    Diluted                                     0.19                  0.06                 0.56                 0.05
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares
    (000's)
    Basic                                    245,960               238,183              244,444              237,453
    Diluted                                  255,244               242,539              254,507              242,629
Outstanding number of shares at the end
    of the quarter  (000's)                  246,418               239,267              246,418              239,267
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                       11 of 28


ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

  (Thousands of US dollars)



 -----------------------------------------------------   -----------------    ---------------
                                                                May 31            August 31
                                                                 2004                2003
 -----------------------------------------------------   -----------------    ---------------
                                                                                  (audited)
Assets
 Current assets:
      Cash and cash equivalents                                 $ 508,024       $ 300,905
      Short-term investments                                            -          49,784
      Accounts receivable                                         296,626         234,548
      Inventories                                                 252,782         176,494
     Prepayments and sundry receivables                            29,260          31,753
      Future income tax assets                                      2,581           3,772
 -----------------------------------------------------   -----------------   -------------
 Total current assets                                           1,089,273         797,256

 Capital assets                                                    83,896          86,890
 Intangible assets (Note 4)                                         7,044           8,811
 Goodwill (Note 4)                                                190,095         190,095
 Long-term investments                                              2,751           3,960
 Tax credits recoverable                                           15,628          21,181
 Future income tax assets                                           8,511           7,865
 -----------------------------------------------------   -----------------   -------------
      Total Assets                                            $ 1,397,198     $ 1,116,058
 -----------------------------------------------------   -----------------   -------------

 Liabilities and Shareholders' Equity
 Current liabilities:
      Accounts payable                                          $ 269,744       $ 191,196
      Accrued liabilities                                         175,012         136,709
      Deferred revenue                                             29,346          37,669
      Current portion of long-term debt (Note 6)                    1,488           1,394
 -----------------------------------------------------   -----------------   -------------
 Total current liabilities                                        475,590         366,968

 Long-term debt (Note 6)                                           27,397          28,073
 Future income tax liabilities                                     24,192          21,408
 -----------------------------------------------------   -----------------   -------------
 Total liabilities                                                527,179         416,449

 Shareholders' equity:
      Share capital                                               627,142         582,454
      Treasury stock (Note 12)                                   (22,100)               -
      Contributed surplus                                           9,034           4,855
      Retained earnings                                           247,669         104,026
      Currency translation adjustment                               8,274           8,274
 -----------------------------------------------------   -----------------   -------------
 Total shareholders' equity                                       870,019         699,609
 -----------------------------------------------------   -----------------   -------------
      Total Liabilities and Shareholders' Equity              $ 1,397,198     $ 1,116,058
 -----------------------------------------------------   -----------------   -------------

See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                        12 of 28


ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)



------------------------------------------------------- -------------------------------- --------------------------------
                                                              Three months ended                Nine months ended
                                                            May 31           May 31          May 31           May 31
                                                             2004             2003            2004             2003
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash provided by (used in):                                                   (Restated)                      (Restated)
Operating activities:
Net income                                                     $ 48,619        $ 15,008        $ 143,643       $ 12,935
Add items not affecting working capital:
    Tax credits recoverable                                       2,279          (8,340)           5,553        (21,051)
    Future income taxes                                           1,528            (938)           3,329         (2,522)
    Stock-based compensation                                      1,764               -            4,179              -
    Depreciation and amortization                                 6,609           9,980           19,854         28,429
    Other charges                                                     -               -                -          1,400
    Loss (gain) on investments                                    1,307               -            1,307            (32)
    Gain on sale of long-lived assets (Note 8)                        -               -             (538)             -
    Foreign exchange loss (gain)                                   (371)          2,259              135          3,730
Net changes in non-cash working capital balances
    related to operations:
    Accounts receivable                                         (75,063)       (18,858)          (62,078)       (63,854)
    Inventories                                                 (24,053)          4,982          (76,288)        55,691
    Prepayments and sundry receivables                              759             666            2,493          (2,549)
    Accounts payable                                             66,476             985           78,548         (13,910)
    Accrued liabilities                                          14,580          18,760           37,263          40,777
    Deferred revenue                                             (7,861)         18,117           (8,323)         18,352
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                 36,573          42,621          149,077          57,396
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Financing activities:
Decrease in bank indebtedness                                         -              -                 -         (12,015)
Addition to long-term debt                                            -              -                 -          10,709
Principal payment on long-term debt                                (367)           (305)          (1,075)           (729)
Settlement of swap contract                                           -              -                -           (1,365)
Issuance of common shares                                        10,048           5,813           44,688           6,604
Repurchase of common shares (Note 12)                                 -               -          (22,100)              -
Repayment of share purchase loans                                     -              -                 -             225
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                  9,681           5,508           21,513           3,429
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Investing activities:
Purchase of short-term investments                                    -         (49,784)         (39,907)        (49,784)
Maturity of short-term investments                               39,907              -            89,691          49,649
Additions to capital assets                                      (6,402)         (3,837)         (13,933)        (12,723)
Purchase of long-term investments                                   (98)             -               (98)              -
Proceeds from sale of investments                                     -              -                 -             280
Proceeds from sale of long-lived assets (Note 8)                      -              -             2,489               -
Acquisitions, net of cash acquired (Note 3)                           -              -            (2,071)              -
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                 33,407         (53,621)          36,171         (12,578)
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Foreign exchange gain (loss) on cash held in foreign
    currency                                                       (203)             92              358              85
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Increase (decrease) in cash and cash equivalents                 79,458         (5,400)          207,119          48,332
Cash and cash equivalents - beginning of period                 428,566         240,858          300,905         187,126
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash and cash equivalents - end of period                       508,024         235,458          508,024         235,458
    Short-term investments                                            -          49,784                -          49,784
------------------------------------------------------- ---------------- --------------- ---------------- ---------------
Cash position - end of period                                 $ 508,024       $ 285,242        $ 508,024       $ 285,242
------------------------------------------------------- ---------------- --------------- ---------------- ---------------


                                                                       13 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)


Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to unaudited consolidated interim financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2003.

                                                                       14 of 28



ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.


1.       SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed to include only the notes related to elements which have significantly changed in the interim period. As a result, these interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003.

These consolidated condensed financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended August 31, 2003, except for the following accounting policy adopted during the current quarter:

(a) The Company has adopted CICA Accounting Guideline No. 13, Hedging Relationships, for its derivative instruments. During the quarter, the Company engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage its foreign currency exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

     The Company purchases forward foreign exchange contracts to hedge anticipated expenses pertaining to its operations in Canada. These instruments are not recognized in the consolidated financial statements on inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment of the operating expenses when the operating expenses are incurred.

     Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and nine months ended May 31, 2004 are not necessarily indicative of the results to be expected for the full year.

                                                                       15 of 28




ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change, and the related income tax effect, have been applied retroactively. The financial statements presented for comparative purposes have been restated to give effect to this change.

The impact of this change on the three months and nine months ended May 31, 2003 was as follows:



       (Thousands of US dollars, except per share amounts)
      -----------------------------------   -----------------------   -----------------------
                                              Three months ended        Nine months ended
                                                 May 31, 2003              May 31, 2003
      -----------------------------------   -----------------------   -----------------------
      Revenues
           As previously reported                    $ 342,131              $  982,633
           As restated                                 355,691               1,004,619

      Net income
           As previously reported                     $ 12,435                 $ 9,086
           As restated                                  15,008                  12,935

      Net income per share
           Basic and diluted:
           As previously reported                       $ 0.05                  $ 0.04
           As restated                                    0.06                    0.05
      -----------------------------------   -----------------------   -----------------------


2.       FINANCIAL INSTRUMENTS

The Company enters into forward foreign exchange contracts to hedge its foreign currency exposure on the expenses incurred for its Canadian operations. The forward foreign exchange contracts oblige the Company to sell US Dollars for Canadian dollars in the future at predetermined exchange rates. The forward foreign exchange contracts are matched with anticipated future operating expenses in Canada. The forward foreign exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the forward foreign exchange contracts are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

At May 31, 2004, the Company had purchased forward foreign exchange contracts to buy $33 million Canadian dollars in the next two and a half months at an average exchange rate of 1.3749. All of the forward foreign exchange contracts have become favourable to the Company since their inception and have a fair value of $0.2 million at May 31, 2004.

                                                                       16 of 28


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


3.       ACQUISITIONS

In September 2003, the Company acquired certain assets located in Taiwan and China from AMI Technologies Inc. The purchase price for this acquisition was financed with cash and allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.


4.       GOODWILL AND INTANGIBLE ASSETS

The net book values of goodwill and intangible assets at May 31, 2004 and August 31, 2003 are as follows :


       (Thousands of US dollars)
      ------------------------------------- --------------- ----------------- -------------- --------------------
                                                 Cost         Accumulated       Net book       Net book value
                                                              amortization        value
                                                             May 31, 2004                        August 31, 2003
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Purchased in-process R & D                  $ 56,250          $ 56,250         $    -             $      -
      Core technology                               23,670            17,341          6,329                8,811
      Other                                          2,862             2,147            715                   -
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Total intangible assets                     $ 82,782          $ 75,738        $ 7,044              $ 8,811
      ------------------------------------- --------------- ----------------- -------------- --------------------
      Goodwill                                   $ 376,788         $ 186,693      $ 190,095            $ 190,095
      ------------------------------------- --------------- ----------------- -------------- --------------------


Amortization expense related to intangible assets amounted to $1.5 million and $4.6 million for the three months and nine months ended May 31, 2004 respectively (2003 - $3.2 million and $9.5 million).


5.       CREDIT FACILITY

The Company maintains demand bank credit facilities aggregating $25.7 million with a single financial institution. There are no borrowings outstanding under these facilities.

                                                                       17 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


6.       LONG-TERM DEBT


       (Thousands of US dollars)
      --------------------------------------- ------------ ------------------ -------------------
                                               Interest        May 31 2004       August 31 2003
                                                 rate
      --------------------------------------- ------------ ------------------ -------------------
      Obligation under capital lease (i)         6.31%              $ 17,555            $ 17,785
      Mortgage payable (ii)                      6.96%                11,330              11,682
      --------------------------------------- ------------ ------------------ -------------------
                                                                      28,885              29,467
      Current portion of long-term debt                                1,488               1,394
      --------------------------------------- ------------ ------------------ -------------------
      Long-term portion                                             $ 27,397            $ 28,073
      --------------------------------------- ------------ ------------------ -------------------


(i)     Obligation under capital lease :

        The Company's obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario ("Building Facility").

(ii)    Mortgage payable :

        On September 10, 2002, Commerce Valley Realty Holding Inc. ("CVRH"), a joint venture in which the Company has a 50 per cent ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company's proportionate share of the mortgage as at May 31, 2004 amounted to $11.3 million (Cdn. $15.4 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.


7.       GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee.

In addition, the Company posted a letter of credit in the amount $2.2 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

                                                                       18 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


8.       OTHER CHARGES

Other charges are comprised of the following items:


       (Thousands of US dollars)
      --------------------------------------------------- -------------------------------- --------------------------------

                                                                Three months ended                Nine months ended
                                                                      May 31                           May 31
                                                               2004             2003            2004             2003
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Settlement of class action lawsuits (i)                     $     -          $    -          $     -        $  8,000
      Regulatory matters (ii)                                         399           2,288            1,543           5,100
      Restructuring charge - European operations (iii)                  -               -             (538)          2,765
      Lease exit charge (iv)                                        (853)               -           (1,464)          2,419
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Total                                                       $ (454)         $ 2,288           $ (459)       $ 18,284
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


(i)     Settlement of class action lawsuits

        On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed from the Court's order.

        During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(ii)    Regulatory Matters

        In January 2003, the Company announced that Staff of the Ontario Securities Commission ("OSC") had filed a Notice of Hearing and Statement of Allegations ("Notice") in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the then Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February - March 2004 has been rescheduled to the Fall of 2004.

                                                                       19 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


8.       OTHER CHARGES (CONTINUED)

(ii)     Regulatory Matters (continued)

         The Company has incurred external charges in connection with this matter totaling $0.4 million and $1.5 million during the three months and nine months ended May 31, 2004 (2003 - $2.3 million and $5.1 million respectively).

(iii)    Restructuring charge - European operations

         The following table details the activity through the restructuring liabilities accrual :

              (Thousands of US dollars)
             ------------------------------- --------------------------     ----------------------
                                                Three months ended             Nine months ended
                                                      May 31                         May 31
                                                2004         2003           2004            2003
             ------------------------------- ------------ -------------    ---------- ------------
             Balance, opening                      $ 872    $   1,365       $ 4,246        $    -
             Provision                                 -            -             -         1,365
             Cash payments                           (94)        (238)       (3,468)         (238)
             ------------------------------- ------------ -------------    ---------- ------------
             Balance, ending                       $ 778       $1,127       $   778       $ 1,127
             ------------------------------- ------------ -------------     --------- ------------

          (a) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited ("ATEL"), its subsidiary in Dublin, Ireland and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

                  During the first quarter of fiscal 2004, the Company was able to sell the building facility at a higher price resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the same quarter.

           (b) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

                  During the three months and nine months ended May 31, 2004, the Company made cash payments of $0.1 million and $2.9 million respectively relating to the pre-tax charge setup in the fourth quarter of fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003. The remaining balance relates to unpaid severance and facility costs.

                                                                       20 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)

8.         OTHER CHARGES (CONTINUED)

(iv)       Lease exit charge

           During the second quarter of fiscal 2003, the Company determined that it would exit the two leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

           During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

           During the second quarter of fiscal 2004, the Company determined that it would re-occupy one of the two leased properties, which the Company had exited in the second quarter of fiscal 2003, due to an expansion of business. This resulted in a recovery of exit charge in the amount of $0.6 million for the quarter.

           During the third quarter of fiscal 2004, the Company determined that it would re-occupy the remaining leased property which the Company had exited in the second quarter of fiscal 2003, resulting in a recovery of exit charge of $0.9 million.

9.       NET INCOME PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income per share:


       (Thousands of US dollars, except per share amounts)
      ------------------------------------------------ ------------------------------- --------------------------------
                                                             Three months ended               Nine months ended
                                                                   May 31                          May 31
                                                            2004            2003            2004             2003
      ------------------------------------------------ --------------- --------------- ---------------- ---------------
                                                                         (Restated)                       (Restated)
      Net income                                             $ 48,619        $ 15,008        $ 143,643        $ 12,935
      ------------------------------------------------ --------------- --------------- ---------------- ---------------
      Weighted average number of common shares
      outstanding (000's):
          Basic                                               245,960         238,183          244,444         237,453
          Effect of dilutive securities                         9,284           4,356           10,063           5,176
      ------------------------------------------------ --------------- --------------- ---------------- ---------------
          Diluted                                             255,244         242,539          254,507         242,629
      ------------------------------------------------ --------------- --------------- ---------------- ---------------
      Net income per share
          Basic                                                $ 0.20          $ 0.06           $ 0.59          $ 0.05
          Diluted                                              $ 0.19          $ 0.06           $ 0.56          $ 0.05
      ------------------------------------------------ --------------- --------------- ---------------- ---------------


Certain options that are anti-dilutive were excluded from the calculation.

                                                                       21 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


10.      SUPPLEMENTAL CASH FLOW INFORMATION

      (Thousands of US dollars)
      -------------------------------------- ------------------------------- -------------------------------
                                                   Three months ended               Nine months ended
                                                         May 31                          May 31
                                                  2004            2003            2004            2003
      -------------------------------------- ------------------------------- -------------------------------
      Cash paid for:
          Interest                                  $   492           $ 456         $ 1,474         $ 1,254
          Income taxes                                  523             888           1,466           1,831
      Interest received                             $ 1,080           $ 628         $ 2,949         $ 2,292
      -------------------------------------- --------------- --------------- --------------- ---------------


                                                                       22 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


11.      SEGMENTED INFORMATION


The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table is based on customer and royalty payer location, whereas the breakdown in capital assets, intangible assets and goodwill is based on physical location.


      (Thousands of US dollars)
      --------------------------------------------------- -------------------------------- --------------------------------
                                                                Three months ended                Nine months ended
                                                                      May 31                           May 31
                                                               2004             2003            2004             2003
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                               (Restated)                       (Restated)
      Revenues:
          Canada                                                  $ 6,095         $ 4,015         $ 17,449        $ 14,989
          United States                                            65,641          64,716          175,330         202,930
          Europe                                                   10,030          24,779           77,955          91,393
          Asia-Pacific                                            409,691         262,181        1,153,765         695,307
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated revenues                                     $ 491,457       $ 355,691      $ 1,424,499     $ 1,004,619
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Product revenues:
          Components                                            $ 389,596       $ 242,719      $ 1,132,022       $ 663,307
          Boards                                                   87,703         110,177          252,430         319,851
          Others                                                   14,158           2,795           40,047          21,461
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated revenues                                     $ 491,457       $ 355,691      $ 1,424,499     $ 1,004,619
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Capital assets, intangible assets and goodwill:
          Canada                                                                                  $ 72,669        $ 75,002
          United States                                                                            206,546         210,675
          Europe                                                                                       198           2,282
          Asia-Pacific                                                                               1,622             446
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------
      Consolidated capital assets, intangible assets
         and goodwill                                                                            $ 281,035       $ 288,405
      --------------------------------------------------- ---------------- --------------- ---------------- ---------------


                                                                       23 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)

12.      STOCK-BASED COMPENSATION

(i)      Stock options

         For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:

         (Thousands of US dollars, except per share amount)
          ----------------------------------------------- -------------------------------- ---------------------------------
                                                                 Three months ended                Nine months ended
                                                                       May 31                           May 31
                                                               2004             2003             2004             2003
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
                                                                             (Restated)                        (Restated)
          Net income for the period, as reported                 $ 48,619        $ 15,008        $ 143,643         $ 12,935
          Pro forma adjustment for stock-based
          compensation                                             (4,351)           (197)          (7,218)            (320)
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
          Pro forma net income                                   $ 44,268        $ 14,811        $ 136,425         $ 12,615
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------
          Pro forma net income per share:
               Basic                                               $ 0.18          $ 0.06           $ 0.56           $ 0.05
               Diluted                                             $ 0.17          $ 0.06           $ 0.54           $ 0.05
          ----------------------------------------------- ---------------- --------------- ---------------- ----------------



         The weighted average estimated fair values at the date of grant for the stock options granted for the three months and nine months ended May 31, 2004 were $9.15 and $8.93 per share respectively. No options were issued during the three months ended May 31, 2003 and the weighted average estimated fair value of the stock options granted for the nine months ended May 31, 2003 was $2.65. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:



          ----------------------------------------------- -------------------------------- --------------------------------
                                                                 Three months ended               Nine months ended
                                                                      May 31                           May 31
                                                               2004             2003             2004            2003
          ----------------------------------------------- ---------------- --------------- ---------------- ---------------
          Risk-free interest rate                                    3.9%               -             3.7%            3.1%
          Dividend yield                                             0.0%               -             0.0%            0.0%
          Volatility factor of the expected market
          price of the Company's common shares                      68.3%               -            69.3%           71.1%
          Weighted average expected life of the options         4.2 years               -        4.2 years       4.2 years
          ----------------------------------------------- ---------------- --------------- ---------------- ---------------


                                                                       24 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


12.      STOCK-BASED COMPENSATION (CONTINUED)

(i)      Stock options (continued)

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

(ii)     Restricted share units

         During the first quarter of fiscal 2004, the Company announced that it adopted a plan to grant restricted share units ("RSUs") as part of its overall stock-based compensation plan. Under this plan, certain employees will receive an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and its related amortization are adjusted based on the underlying value of the Company's common shares at the end of each fiscal quarter. As at May 31, 2004, there were 1,556,239 RSUs awarded and outstanding of which none were vested.

         The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan during the first quarter of fiscal 2004. The full amount of the cash payment was expensed in the first quarter. The total expenses by functional areas incurred for the three months and nine months ended May 31, 2004 pertaining to the cash payment and amortization of RSUs are as follows:

         (Thousands of US dollars)
          ----------------------------------------- ----------------------- -----------------------
                                                      Three months ended      Nine months ended
                                                         May 31, 2004            May 31, 2004
          ----------------------------------------- ----------------------- -----------------------
          Selling and marketing                                      $ 323                 $ 1,808
          Research and development                                   1,378                   9,247
          Administrative                                               329                   1,485
          ----------------------------------------- ----------------------- -----------------------
                                                                   $ 2,030                $ 12,540
          ----------------------------------------- ----------------------- -----------------------

         During the first quarter of fiscal 2004, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company's common shares in the open market. These shares are being held by the trustee in order to deliver such shares to the participants on the vesting dates of the RSUs.

                                                                       25 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


12.      STOCK-BASED COMPENSATION (CONTINUED)

(iii)     Deferred share units

          During the second quarter of fiscal 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company's common shares on the Nasdaq Stock Market (the "Weighted Average Price") immediately prior to the date on which the value of the DSU is determined. DSUs may be redeemed following termination of Board service, and prior to the end of the year following departure from the Board based on the Weighted Average Price at the time of redemption.

          As of the date of the grant, the fair value of the DSUs outstanding, being the fair market value of the Company's common shares at that date, will be recorded as a liability on the Company's balance sheet and will be amortized over the vesting period of the DSU, which is expected to be one year. The value of the DSU liability will be adjusted to reflect changes in the market value of the Company's common shares. The expenses incurred for this quarter and the nine months ended May 31, 2004 related to DSUs granted to the directors for services rendered were $0.3 million and $1.2 million respectively.

                                                                       26 of 28


ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


13.      U.S. GAAP

The following table reconciles the net income as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:


   (Thousands of US dollars, except per share amounts)
   ---------------------------------------------------- -------------------------------- --------------------------------
                                                              Three months ended                Nine months ended
                                                                    May 31                           May 31
                                                             2004             2003            2004             2003
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
                                                                             (Restated)                       (Restated)
   Net income in accordance with Canadian GAAP                 $ 48,619        $ 15,008        $ 143,643        $ 12,935
   Tax effect of stock options exercised                           (843)           (306)          (5,038)           (379)
   Loss on hedging transactions                                      28              29               84              66
   Amortization of purchased in-process research and
   development                                                        -           1,325                -           3,975
   Stock compensation expenses (i), (ii)                         (4,570)         (3,729)          (8,654)         (3,607)
   Restructuring charges not yet incurred                             -             (45)               -             270
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Net income in accordance with U.S. GAAP                     $ 43,234        $ 12,282        $ 130,035        $ 13,260
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Net income per share:
        Basic                                                    $ 0.18          $ 0.05           $ 0.53          $ 0.06
        Diluted                                                  $ 0.17          $ 0.05           $ 0.51          $ 0.05
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------
   Weighted average number of shares (000's):
        Basic                                                   245,960         238,183          244,444         237,453
        Diluted                                                 255,244         242,539          254,507         242,629
   ---------------------------------------------------- ---------------- --------------- ---------------- ---------------



                                                                       27 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2004
(Unaudited)


13.      U.S. GAAP (CONTINUED)

(i) Under U.S. GAAP, options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(ii) Under U.S. GAAP, the intrinsic value of the stock options issued under an incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.






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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  June 24, 2004           By:  //Terry Nickerson//
                                     ------------------------------------------
                                     Name:  Terry Nickerson
                                     Title: Senior Vice President, Finance and
                                            Chief Financial Officer